Exhibit 99.1

PrimeC Significantly Alters Key ALS Biomarkers Neuroinflammation TDP - 43 Accumulation Treated: Patients from NRSN Phase I Ia clinical trial who received PrimeC Non - treated: Matched patients on standard of care